Exhibit 1.01

DJO Finance LLC

Conflict Minerals Report

For The Year Ended December 31, 2014

1.	Overview

This report (Report), for the year ended December 31, 2014, has been prepared by DJO Finance LLC (herein after referred to as “DJO,” the “Company,” “we,” “us,” or “our”) pursuant to Rule 13p-1 (the Rule) promulgated under the Securities Exchange Act of 1934, as amended. Numerous terms in this Report are defined in the Rule and Form SD. The reader is referred to those sources and to the 1934 Act Release No. 34-67716 (August 22, 2012) for such definitions.

DJO is a global developer, manufacturer and distributor of high-quality medical devices that provide solutions for musculoskeletal health, vascular health and pain management. Our products address the continuum of patient care from injury prevention to rehabilitation after surgery, injury or from degenerative disease, enabling people to regain or maintain their natural motion. Our product lines include rigid and soft orthopedic bracing, hot and cold therapy, bone growth stimulators, vascular therapy systems and compression garments, therapeutic shoes and inserts, electrical stimulators used for pain management and physical therapy products. Our surgical implant business offers a comprehensive suite of reconstructive joint products for the hip, knee and shoulder.

Products Overview

Our products are sold in a number of business “segments” and include the following products which are sold in the US and internationally:

Our Bracing and Vascular products consist of our rigid knee bracing products, orthopedic soft goods, cold therapy products, vascular systems, therapeutic footwear for the diabetes care market and compression therapy products.

Our Recovery Sciences products are divided into three main brands:

•	Empi. Our Empi business unit offers our home electrotherapy, iontophoresis, and home traction products. We primarily sell these products directly to patients or to physical therapy clinics. For products sold to patients, we arrange billing to the patients and their third party payors.

•	CMF. Our CMF business unit sells our bone growth stimulation products. We sell these products either directly to patients or to independent distributors. For products sold to patients, we arrange billing to patients and their third party payors.

•	Chattanooga. Our Chattanooga business unit offers products in the clinical rehabilitation market in the category of clinical electrotherapy devices, clinical traction devices, and other clinical products and supplies such as treatment tables, continuous passive motion (CPM) devices and dry heat therapy.

Our Surgical Implant products consist of a wide variety of knee, hip and shoulder implant products that serve the orthopedic reconstructive joint implant market.

Supply Chain Overview

We manufacture and sell a large number of products which vary in complexity from simple orthopedic products, such as orthopedic soft goods, with few parts or components that are acquired from a small number of suppliers, to highly complex home and clinical electrotherapy devices, bone growth stimulation products and other complex products containing electronic components and other components which are acquired from many diverse suppliers. We have relationships with a large network of suppliers throughout the world and there are generally multiple tiers between the 3TG mines and our direct suppliers. Therefore, we must rely on our direct suppliers to work with their upstream suppliers in order that they may provide us with accurate information about the origin of 3TG in the components we purchase.

Because of the complexity and size of our supply chain, we developed a risk-based approach that focused on our major suppliers, as well as suppliers that we believed were likely to provide us with components and raw materials containing 3TG from the Covered Countries, as defined in the Rule. We believe this was a reasonable approach because many of our supplier relationships are long-term and there is relatively little variation in our largest direct suppliers from year to year.

We conducted an analysis of our products and found that quantities of tin, tantalum, tungsten and gold (3TG) are found in a significant number of our products which contain electronic components. We compiled a list of the suppliers who supplied products, components or raw materials which contained 3TG. We then engaged a third party consultant to communicate with these suppliers in connection with our reasonable country of origin inquiry (RCOI).

Our consultant requested that these suppliers provide information to us regarding 3TG and smelters using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the EICC-GeSI Conflict Minerals Reporting Template (the Template). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. It includes questions regarding a direct supplier’s conflict-free policy, its due diligence process, and information about its supply chain such as the names and locations of smelters and refiners as well as the origin of 3TG used by those facilities.

In connection with the performance of our RCOI, we received responses from 23 suppliers that either some of the suppliers’ products contained 3TG that may have originated in the Democratic Republic of the Congo (DRC) and the surrounding countries (hereinafter referred to as the “Covered Countries”), or that the suppliers were unable to determine the origin of the 3TG in our products with absolute assurance and therefore could not exclude the possibility that some may have originated in the Covered Countries. For that reason, the Company is required under the Rule to submit a Conflict Minerals Report (CMR) as an Exhibit to the Form SD.

The Rule requires the CMR to include a description of the measures the Company took to exercise due diligence on source and chain of custody of 3TG contained within the products that the Company manufactured during the reporting period.

Conclusion

After exercising the due diligence described in this report, we concluded that our products are “DRC conflict undeterminable,” as defined in the Rule.

2.	Design of Company’s Due Diligence Framework

Our due diligence measures were designed to conform, in all material respects, with the internationally recognized framework: The Organisation for Economic Co-operation and Development (OECD) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (OECD Guidance) and the related Supplements for 3TG.

3.	Due Diligence Performed

This section addresses the actions that the Company took to exercise due diligence on source and chain of custody of 3TG within the supply chain.

3.1	Company Management Systems

Conflict Minerals Position Statement and Policies

The Company has not yet developed a Conflict Minerals Position Statement or related policies concerning the incorporation of 3TG in our products, or the sourcing of such minerals. We intend to formulate and adopt an appropriate position statement and policies in 2015 and, as with other important laws, regulations and standards which are expressly incorporated into our Supplier Code of Conduct and terms and conditions, we intend to make these Conflict Minerals standards similarly applicable to our suppliers.

Internal Team

We established a management team to support supply chain due diligence related to 3TG. Our management team includes an executive steering committee chaired by our Senior Vice President, Global Quality & Regulatory Affairs, and a team of subject matter experts from functions such as supplier management, engineering, finance, legal and regulatory. The team of subject matter experts is responsible for implementing our Conflict Minerals compliance strategy and is led by DJO’s Director of Global Supplier Quality.

Supplier Engagement

In the last year, we have taken measures to communicate the requirements of the Rule and our expectations for compliance with the disclosures required under the Rule with our supply base. We engaged a third party consultant to assist us in the formulation of the Reasonable Country of Origin inquiry and in the due diligence investigation regarding those suppliers who may have sourced 3TG from the Covered Countries. After we reviewed our products for the content of 3TG minerals in our products and created a list of the suppliers who sell us the products containing 3TG, we tasked our third party consultant to communicate with each of these suppliers to determine the source of their products as contemplated by the Rule. In the process of completing the RCOI and related due diligence, we have created a database to capture and store supplier 3TG information for reporting purposes.

Control systems

Controls include a company-wide Code of Conduct that outlines expected behaviors for all our employees in a number of subject areas, included our relationships with our suppliers, and a Supplier Code of Conduct which is based on internationally accepted labor standards, including child labor laws, discrimination laws, forced labor and human trafficking laws, and related provisions. Our standard terms and conditions incorporated into our purchase orders and supplier contracts require suppliers to operate in full compliance with all applicable U.S. and international laws and regulations, including those related to labor, worker health and safety, and the environment. As we enter into new supply contracts or renew existing supply contracts, we intend to include a Conflict Minerals clause in such contracts that require suppliers to provide us with information about the source of 3TG and smelters.

Our Company Code of Conduct and our Supplier Code of Conduct are available on our website: http://www.djoglobal.com

Maintain records

We have established a records retention policy to ensure that relevant materials are preserved for appropriate periods.

3.2	Supply Chain Risk Identification

Request of Information from our Supply Base

As the Company does not purchase raw ore or unrefined 3TG, our focus was to gain smelter information from our supply base. Our supplier survey identified the direct suppliers whom we must rely on to provide us with information about the source of 3TG contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

We requested that all identified suppliers provide information to us regarding 3TG and smelters using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the EICC-GeSI Conflict Minerals Reporting Template (the Template). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. It includes questions regarding a direct supplier’s conflict-free policy, its due diligence process, and information about its supply chain such as the names and locations of smelters and refiners as well as the origin of 3TG used by those facilities. We have determined that requesting our suppliers to complete the Template represents our reasonable best efforts to determine the mines or locations of origin of 3TG in our supply chain.

Substantially all of the responses received from suppliers provided data at a company or divisional level or were unable to specify the smelters or refiners used for components supplied to us. We are therefore unable to determine whether any of the 3TG reported by the suppliers were contained in components or parts supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.

3.3	Response to Supply Chain Risks

Survey Responses

Our consultant contacted a total of 366 suppliers who were identified as suppliers who provide components for DJO’s products which contain 3TG. Following the sending of the Template and related communications to the relevant suppliers, our consultant followed up with those suppliers who either had not responded or whose responses required additional clarification or information. Following these activities, the Company identified three categories that required additional follow-up:

•	Suppliers that reported they may source 3TG from the Covered Countries

•	Suppliers that reported their products did not contain any 3TG from the Covered Countries

•	Suppliers that either provided incomplete responses or did not respond at all

Suppliers that reported they may source 3TG from the Covered Countries

Through the analysis of survey responses, we identified 23 suppliers that reported they may have sourced 3TG from the Covered Countries. Further investigation, through phone and email contact by our third party consultant with the suppliers did not yield any more specific information regarding whether any of the 3TG obtained by our suppliers came from conflict-free smelters. These suppliers also were not able to identify whether any of the products manufactured by these suppliers which may have contained 3TG from the Covered Countries were, in fact, products that were specifically provided to the Company during the reporting year. Accordingly, we are therefore unable to determine whether any of the 3TG reported by the 23 suppliers made it into the Company’s supply chain during the reporting period.

Suppliers that reported their products did not contain any 3TG from the Covered Countries

Through the analysis of survey responses, we identified 134 suppliers that responded stating their products did not contain any 3TG substances sourced from the Covered Countries. Our consultant followed up with these suppliers to ensure that the suppliers understood the operation of the Rule and relevant definitions, including providing information on where 3TG might be located in their products, such as metal alloying elements, plating / surface finishes, contained within the solder, and also within electrical components themselves and to confirm the suppliers’ understanding of the Covered Countries and their own supply chain. None of the responses changed from this category after this follow-up.

Suppliers providing Either Incomplete or No Responses

Through the analysis of survey responses, we identified 209 suppliers that either provided an incomplete response to our survey request or they did not respond at all. These suppliers received an additional communication which was intended to seek additional information or clarification and/or to seek a response before the deadline. No further information was obtained from these suppliers.

3.4	Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with 3TG smelters or refiners and therefore do not perform direct audits of these entities.

3.5	Report on Supply Chain Due Diligence

This CMR constitutes our annual report on our 3TG due diligence, and is available on our Company website http://www.djoglobal.com and is filed with the SEC.

4.	Due Diligence Results

As a result of our due diligence efforts, the Company has concluded in good faith that the Company products that were the subject of the RCOI and due diligence described herein and that were manufactured during calendar year 2014 are DRC Conflict Undeterminable (as defined in the Rule). The Company is making this determination because it does not have sufficient information from suppliers or other sources to conclude whether the necessary 3TG originated in the Covered Countries, nor were we able to determine whether the 3TG identified as originating from the Covered Countries directly or indirectly financed or benefited armed groups for same. Further on account of this lack of information, the Company is unable to determine and to describe all facilities used to process the 3TG or their country of origin.

5.	Steps to be taken to mitigate risk

We intend to refine our due diligence process for future reporting periods by addressing, implementing, and continuously improving the following:

•	Continue to enhance supplier knowledge of the requirements and importance of the Rule in order to increase the supplier response rate and improve the content of the responses

•	Include a Conflict Minerals flow-down clause in new or renewed supplier contracts and the standard terms and conditions that are incorporated into our purchasing orders

•	Increase our involvement in this regard within industry partnerships

•	Work with our supply base to request they flow down the reporting requirements and encourage participation in obtaining a conflict free designation from an industry program such as the EICC-GeSI CFSI

•	Engage any suppliers, that are found to be providing us with components or materials containing 3TG from sources that support conflict in the Covered Countries, to determine a path forward

•	Lack of supplier responses to 3TG data requests will be tracked and incorporated into the Company’s overall supplier performance rating